Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

OF MEREO BIOPHARMA GROUP PLC

The following unaudited pro forma condensed combined financial information is comprised of the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2018 and interim period ended June 30, 2019, after giving effect to the merger of Mereo MergerCo One Inc. and OncoMed Pharmaceuticals, Inc. (“OncoMed”), with OncoMed surviving as a wholly-owned subsidiary of Mereo US Holdings Inc., and as an indirect wholly-owned subsidiary of Mereo BioPharma Group plc (“Mereo”) (the “Merger”) as if it had occurred on January 1, 2018.

The Unaudited Pro Forma Condensed Combined Statement of Operations has been prepared using the principles of the acquisition method of accounting in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in particular IFRS 3—Business Combinations (“IFRS 3”), under which the Merger qualifies as the acquisition of OncoMed by us. On the date of the acquisition, April 23, 2019, the identifiable assets and liabilities of OncoMed, were recorded by us at their respective fair values.

Pro forma adjustments reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations are based on items that are factually supportable and directly attributable to the Merger and which are expected to have a continuing impact on the consolidated entity.

The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2018 has been prepared based on (i) our audited consolidated financial statements as of and for the year ended December 31, 2018 and (ii) the audited financial statements of OncoMed as of and for year ended December 31, 2018. The Unaudited Pro Forma Condensed Combined Statement of Operations for the interim period ended June 30, 2019 has been prepared based on (i) our unaudited consolidated interim financial statements as of and for the period ended June 30, 2019 and (ii) financial information received by us relating to OncoMed for the period January 1, 2019 through April 23, 2019.

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. The audited financial statements of OncoMed as of and for the year ended December 31, 2018 and financial information received by us relating to OncoMed for the period January 1, 2019 through April 23, 2019 was prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and for the purposes of the Unaudited Pro Forma Condensed Combined Statement of Operations, have been converted to IFRS as issued by the IASB on a basis consistent with the accounting policies and presentation adopted by us.

As noted above, the Unaudited Pro Forma Condensed Combined Statement of Operations has been prepared using the acquisition method of accounting in accordance with IFRS 3. The accounting for the acquisition is dependent upon certain valuations that are preliminary and subject to change. We will finalize amounts as we obtain the information necessary to complete the measurement processes. Accordingly, the pro forma adjustments are preliminary. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material. The differences, if any, could have a material impact on the accompanying Unaudited Pro Forma Condensed Combined Statement of Operations and our future results of operations and financial position.

The Unaudited Pro Forma Condensed Combined Statement of Operations has been prepared by our management in accordance with Securities and Exchange Commission (“SEC”) Regulation S-X Article 11 for illustrative purposes only. The Unaudited Pro Forma Condensed Combined Statement of Operations does not purport to represent what the actual results of our operations would have been had the Merger occurred on the respective dates assumed, nor is it indicative of the future results of the consolidated company. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2018 and interim period ended June 30, 2019 do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Merger. The pro forma adjustments reflected in the accompanying Unaudited Pro Forma Condensed Combined Statement of Operations reflect estimates and assumptions made by our management that we believe to be reasonable.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

	Historical financial information		Pro forma adjustment				Pro forma condensed combined statement of operations
	Mereo	OncoMed	IFRS Reclassification and Conversion		Other
Collaboration and other revenue	—	33,243	—		—		33,243
Research and development expenses	(22,704)	(25,776)	(693)	A	—		(48,285)
			888	B	—
General and administrative expenses	(12,505)	(13,599)	(693)	A	2,433	C	(23,476)
			888	B	—
Restructuring charges	—	(1,385)	1,385	A	—		—

Operating loss	(35,209)	(7,517)	1,775		2,433		(38,518)
Finance charge	(2,361)	—	—		—		(2,361)
Finance income	307	1,169	—		—		1,476
Net foreign exchange gain/(loss)	(44)	—	—		—		(44)

Net loss before tax:	(37,307)	(6,348)	1,775		2,433		(39,447)
Taxation	5,277	286	—		—		5,563

Loss attributable to equity holders of Mereo:	(32,030)	(6,062)	1,775		2,433		(33,884)

Basic and diluted loss per share	(0.45)	—	—		—		(0.35)

Shares used to compute net loss per ordinary share, basic and diluted	71,144,786	—	—		24,783,320	E	95,928,106

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE PERIOD ENDED JUNE 30, 2019

	Historical financial information		Pro forma adjustment				Pro forma condensed combined statement of operations
	Mereo	OncoMed	IFRS Reclassification and Conversion		Other
Collaboration and other revenue	—	3,288	—		—		3,288
Research and development expenses	(11,918)	(3,829)	(687)	B	—		(16,434)
			(1,852)	B	1,852	B
General and administrative expenses	(9,107)	(7,576)	(687)	B	2,645	C	(10,827)
			(1,852)	B	3,898	C
	—	—	—		1,852	B	—

Operating loss	(21,025)	(8,117)	(5,078)		10,247		(23,973)
Gain on bargain purchase adjustment	3,680	—	—		(3,680)	D	—
Finance charge	(1,454)	(499)	—		—		(1,953)
Finance income	137	253	—		—		390
Net foreign exchange gain / (loss)	(20)	—	—		—		(20)

Net loss before tax:	(18,682)	(8,363)	(5,078)		6,567		(25,556)
Taxation	2,459	(14)	—		—		2,445

Loss attributable to equity holders of Mereo:	(16,223)	(8,377)	(5,078)		6,567		(23,111)
Basic and diluted loss per share	(0.22)	—	—		—		(0.24)

Shares used to compute net loss per ordinary share, basic and diluted	71,337,074	—	—		24,783,320	E	96,120,394

Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations

1.	Basis of presentation

The Unaudited Pro Forma Condensed Combined Statement of Operations are based on Mereo’s and OncoMed’s historical financial information as adjusted to give effect to the Merger, which will be accounted for under the acquisition method of accounting, and the alignment of OncoMed’s accounting policies to those of Mereo, the accounting acquirer. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 and interim period ended June 30, 2019 give effect to the Merger as if it had occurred on January 1, 2018.

2.	OncoMed’s financial information—Currency Adjustment

The consolidated financial statements of OncoMed were presented in U.S. dollars. For purposes of preparing the Unaudited Pro Forma Condensed Combined Statement of Operations, the consolidated financial statements were translated from U.S. dollars to pound sterling, Mereo’s presentation currency, using the following exchange rates for the periods below, calculated from data obtained from the United States Federal Reserve.

• Average Exchange Rate from January 1, 2018 to December 31, 2018	1.3363
• Average Exchange Rate from January 1, 2019 to June 30, 2019	1.2941

3.	OncoMed financial information—U.S. GAAP to IFRS Adjustment and Reclassifications

The consolidated financial statements of OncoMed were prepared in accordance with U.S. GAAP. For the purposes of the Unaudited Pro Forma Condensed Combined Statement of Operations, certain adjustments have been made to convert the financial information of OncoMed from U.S. GAAP to IFRS as issued by the IASB (“IFRS Reclassification and Conversion Adjustments”).

On January 1, 2019, OncoMed adopted ASC 842 (Leases). The nature and effect from the adoption of ASC 842 (Leases) within the historic financial information of OncoMed, as presented in the Unaudited Pro Forma Condensed Combined Statement of Operations, was a depreciation charge for the right-of-use asset within general and administrative expenditure of £0.4 million and a finance charge on the lease liability of £0.5 million. OncoMed’s lease portfolio is a single-leased premise, for which no IFRS Reclassification and Conversion Adjustment is required under IFRS 16 (Leases).

Pro forma adjustments

A summary of the pro forma adjustments recognized within the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2018 and interim period ended June 30, 2019 are presented below, with reference by letter key:

	Year ended December 31, 2018	Interim period ended June 30, 2019
A

Restructuring provision

OncoMed recorded restructuring costs for the year ended December 31, 2018 as a single line in its statement of operations, however, to align to the functional presentation of Mereo’s statement of operations, an adjustment has been made to reclassify OncoMed’s £1.4 million total expense from “Restructuring charges” to “Research and development expenses” and “General and administrative expenses” of £0.7 million and £0.7 million, respectively.

Restructuring provision

For the interim period ended June 30, 2019, OncoMed restructuring costs were presented within “Research and development expenses” and “General and administrative expenses”, with no reclassification adjustment required.

	Year ended December 31, 2018	Interim period ended June 30, 2019
B

Share-based payment awards

OncoMed issued a number of share-based payment awards with graded vesting features that contain only a service condition. As permitted under U.S. GAAP, OncoMed made an accounting policy election to record compensation expense for these awards on a straight-line basis over the entire vesting term of the grant, however, IFRS as issued by the IASB requires that compensation expense be recorded to reflect the vesting as it occurs for each tranche/instalment within the grant over the vesting period of that tranche/instalment. As a result, and due to the number of cancellations and forfeitures of the share-based payment awards during the year ended December 31, 2018 for which expense was reversed, the amount of expense recorded under IFRS as issued by the IASB is lower.

Accordingly, a reduction of £0.9 million of expense has been reflected in “Research and development expenses” and a reduction of £0.9 million of expense has been reflected in “General and administrative expenses” in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2018.

Share-based payment awards

Immediately prior to the closing of the Merger with OncoMed on April 23, 2019, all share-based payment awards were cancelled. The cancellation was a result of the Merger and was only effected because the Merger occurred. Therefore, the impact of the cancellation is directly attributable to the Merger and is deemed non-recurring. IFRS Reclassification and Conversion Adjustments therefore include:

•  An amount of £1.4 million recognized (£0.7 million within “Research and development expenses” and the remaining £0.7 million within “General and administrative expenses”) relating to a share-based payment charge under IFRS 2 for the period within the interim period ended June 30, 2019 prior to the cancellation date on April 23, 2019; and

•  An amount of £3.7 million recognized (£1.85 million within “Research and development expenses” and the remaining £1.85 million within “General and administrative expenses”) relating to the cancellation of the share-based payment awards on April 23, 2019 and the resultant acceleration charge from the immediate vesting required under IFRS 2.

The £3.7 million recognized relating to the cancellation of the share-based payment awards on April 23, 2019 is a non-recurring charge that is directly attributable to the Merger. Therefore, the charge is an adjusting item within the Unaudited Pro Forma Condensed Combined Statement of Operations for the interim period ended June 30, 2019. of Operations as the charge is non-recurring and directly attributable to the Merger.

C

Transaction costs

£2.4 million has been eliminated from “General and administrative expenses” within the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2018 which represents non-recurring transactions costs incurred in relation to the Merger.

Transaction costs

£6.5 million has been eliminated from “General and administrative expenses” within the Unaudited Pro Forma Condensed Combined Statement of Operations for the interim period ended June 30, 2019 which represents non-recurring transactions costs incurred in relation to the Merger.

D	Gain on bargain purchase Not recognized in the year ended December 31, 2018 as the transaction closed in 2019.

Gain on bargain purchase

Upon the closing of the Merger of OncoMed, a gain on bargain purchase of £3.7 million was recognized. As this is a non-recurring gain that is directly attributable to the Merger, the gain is an adjusting item within the Pro Forma Condensed Combined Statement of Operations for the interim period ended June 30, 2019.

	Year ended December 31, 2018	Interim period ended June 30, 2019
E

Weighted average shares

Represents the increase in the weighted average shares in connection with the issuance of 24,783,320 ordinary shares on April 23, 2019 to finance the acquisition.

For the purposes of the pro forma disclosure, the shares issued to finance the acquisition are assumed to have been issued from the start of the period presented (i.e., January 1, 2018).

Weighted average shares

Represents the increase in the weighted average shares in connection with the issuance of 24,783,320 ordinary shares on April 23, 2019 to finance the acquisition.

For the purposes of the pro forma disclosure, the shares issued to finance the acquisition are assumed to have been issued from the start of the period presented (i.e., January 1, 2019).